Dreyfus Massachusetts Municipal Money Market Fund

ANNUAL REPORT November 30, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this new annual report for Dreyfus Massachusetts Municipal Money Market Fund, covering the 10-month period from February 1, 2005, through November 30, 2005. Inside, you'll find information about the fund's recent fiscal year change and how the fund was managed during this abridged reporting period, including a discussion with the fund's portfolio manager, Bill Vasiliou.

The U.S. economy demonstrated remarkable resiliency over the past year, expanding at a steady pace despite the headwinds of soaring energy prices, higher interest rates and the dislocations caused by the Gulf Coast hurricanes. As short-term interest rates climbed, so too have yields of tax-exempt money market instruments, offering investors incrementally higher yields as compared to yields at the start of the reporting period.

As the end of 2005 approaches, the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

Bill Vasiliou, Portfolio Manager

How did Dreyfus Massachusetts Municipal Money Market Fund perform during the period?

The fund's fiscal year has changed from a reporting period that ended January 31 to one that ends November 30. While this change should have no impact on the way the fund is managed, shareholders will now receive annual and semi-annual reports according to the new fiscal year-end.

For the 10-month period between the end of the fund's previous fiscal year and its new fiscal year ended November 30, 2005, the fund produced an annualized yield of 1.81%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 1.82%.[1]

The fund's results during the reporting period were influenced mainly by rising short-term interest rates, as the Federal Reserve Board (the "Fed") continued to move away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund's objective is to seek as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The fund also seeks to maintain a stable $1.00 share price. To pursue its goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Massachusetts state income taxes.

When pursuing the fund's objective, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, municipal money market obligations that provide income exempt from federal and Massachusetts state income taxes. Second, we actively manage the fund's average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Massachusetts' short-term municipal marketplace, while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the average maturity of the fund, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities generally are issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain prevailing yields for as long as we think practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand considerations.

What other factors influenced the fund's performance?

In response to relatively robust economic growth — including rising corporate and consumer spending and a gradually improving labor market — the Fed raised short-term interest rates at each of seven meetings of its Federal Open Market Committee ("FOMC") during the reporting period, driving the overnight federal funds rate from 2.25% to 4%. As short-term interest rates moved higher, so did tax-exempt money market yields.

The fund also was influenced by an improving credit environment in Massachusetts. The state enjoyed job creation and higher tax revenues in the recovering economy, and it shored up its budget by spinning off two state authorities that were projected to put significant pressure on future budgets. As a result, the state was able to increase aid to local municipalities, and one of the major bond rating agencies upgraded its credit rating for the state's uninsured general obligation bonds.

In an attempt to maintain liquidity and keep funds available for higher-yielding municipal instruments as they became available, we maintained our focus on securities with maturities in the three- to nine-month range. However, most money market funds also focused on shorter-term instruments, and in May 2005 the industry's weighted average maturity fell to the shortest point on record. In this environment, we maintained the fund's weighted average maturity in a range that was modestly longer than industry averages.

This strategy allowed us to capture higher yields than were offered by tax-exempt variable rate demand notes on which yields are reset daily or weekly, while helping us to avoid locking in yields of one-year municipal notes. Instead, we found relatively attractive yields from tax-exempt commercial paper, municipal notes and insured municipal bonds[2] with maturities between three and nine months. In addition, we created a "laddered" portfolio of the fund's holdings in order to ensure that proceeds from maturing securities would be available for reinvestment should short-term yields continue to rise.

What is the fund's current strategy?

Over the short-term, we have begun to prepare the fund for technical forces that tend to affect tax-exempt money market instruments at year-end. Over the longer term, while recent data suggest that the U.S. economy continues to grow at a sustained pace, higher energy prices and rising interest rates may constrain consumer spending in 2006. Nonetheless, many analysts expect the Fed to raise short-term interest rates further at upcoming FOMC meetings, and we therefore believe that a cautious approach is warranted. By maintaining a "laddered" portfolio structure in which securities mature at regular intervals, the fund should have the liquidity it needs to capture higher yields should they continue to rise. Of course, we are prepared to revise our strategies as market conditions change.

December 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

[2] *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Massachusetts Municipal Money Market Fund from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.33
Ending value (after expenses)	$1,009.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.35
Ending value (after expenses)	$1,021.76

† *Expenses are equal to the fund's annualized expense ratio of .66%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2005

Tax Exempt Investments—107.9%	Principal Amount ($)		Value ($)
Acushnet, GO Notes, BAN 3.44%, 12/1/2005	600,000		600,000
Andover, GO Notes, BAN 4.20%, 6/9/2006	1,500,000	a	1,507,740
Blackstone Valley Vocational Regional School District GO Notes, BAN 3.94%, 6/30/2006	1,082,000		1,088,993
Grafton, GO Notes, BAN 3.95%, 10/12/2006	2,774,903		2,797,677
Hopkinton, GO Notes, SAAN 3.42%, 2/8/2006	1,347,456		1,349,321
Koch Certificates of Trust, Revenue 3.14% (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	1,711,000	b,c	1,711,000
Massachusetts:			
CP 2.70%, 12/8/2005 (Liquidity Facility; Bank of Nova Scotia)	500,000		500,000
GO Notes:			
3.08% (Liquidity Facility; Citibank)	3,000,000	b,c	3,000,000
5%, 12/1/2005	5,000,000		5,000,000
Massachusetts Development Finance Agency:			
Assisted Living Facilities Revenue (Whalers Cove Project) 3.09% (LOC; Wachovia Bank)	1,000,000	b	1,000,000
College and University Revenue:			
(Suffolk University) 3.06% (Insured; Radian Bank and Liquidity Facility: Bank of America and State Street Bank and Trust Co.)	9,900,000	b	9,900,000
(Wentworth Institute of Technology) 3.12% (Insured; Radian Bank and Liquidity Facility; Bank of America)	11,800,000	b	11,800,000
CP, Electric Revenue (Nantucket Electric Co.):			
2.77%, 12/8/2005	5,200,000		5,200,000
3.10%, 12/8/2005	4,800,000		4,800,000
3.10%, 12/8/2005	1,425,000		1,425,000
2.90%, 1/19/2006	1,215,000		1,215,000
Industrial Revenue:			
(Catania-Spagna) 3.13% (LOC; Lloyds TSB Bank)	2,925,000	b	2,925,000
(ECM Plastics Issue) 3.09% (LOC; PNC Bank)	2,790,000	b	2,790,000
(FIBA Technologies) 3.07% (LOC; Comerica Bank)	2,000,000	b	2,000,000
MFHR:			
(Archstone Readstone Apartments) 3.04% (LOC; PNC Bank)	5,400,000	b	5,400,000
(Georgetown Village Apartments) 3.11% (Insured; FNMA)	5,625,000	b	5,625,000
(Midway Studios Project) 3.11% (LOC: Bank of America and Citizens Bank of Massachusetts)	5,000,000	b	5,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts Development Finance Agency (continued):		
Revenues:		
(Alliance of Massachusetts Inc. Project)		
3.08% (LOC; PNC Bank)	3,600,000 [b]	3,600,000
(Brandon Residential Treatment Center)		
3.04% (LOC; SunTrust Bank)	2,085,000 [b]	2,085,000
(Community Resources for Justice Issue)		
3.05% (LOC; Citizens Bank of Massachusetts)	2,500,000 [b]	2,500,000
(Edgewood Retirement Community)		
3.14% (LOC; Lloyds TSB Bank)	10,055,000 [b]	10,055,000
(Fessenden School)		
3.09% (LOC; Bank of America)	4,000,000 [b]	4,000,000
(Lesley University)		
3.09% (LOC; Bank of America)	3,000,000 [b]	3,000,000
(Suffolk University Series)		
3.06% (Insured; Assured Guaranty and Liquidity Facility; Citizens Bank of Massachusetts)	7,500,000 [b]	7,500,000
Massachusetts Health and Educational Facilities Authority:		
CP (Harvard University) 2.75%, 12/8/2005	2,000,000	2,000,000
Revenue:		
(Cape Cod Healthcare Inc.) 3.12% (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	5,000,000 [b]	5,000,000
(Capital Asset Program)		
2.94% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	640,000 [b]	640,000
Massachusetts Housing Finance Agency, Housing Revenue (Putters Program):		
3.08% (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2,400,000 [b,c]	2,400,000
3.09% (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3,200,000 [b,c]	3,200,000
Massachusetts Industrial Finance Agency, Industrial Revenue:		
(Barker Steel Co. Issue)		
3.34% (LOC; Citizens Bank of Massachusetts)	1,000,000 [b]	1,000,000
(Hi-Tech Mold and Tool, Inc. Issue)		
3.07% (LOC; SunTrust Bank)	1,000,000 [b]	1,000,000
(Peterson American Corp. Project)		
3.10% (LOC; Bank One)	800,000 [b]	800,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts Port Authority, Special Facilities Revenue:		
3.11% (Insured; AMBAC and Liquidity Facility; Citibank)	2,500,000 b,c	2,500,000
(Putters Program) 3.10% (Insured; AMBAC and		
Liquidity Facility; JPMorgan Chase Bank)	4,000,000 b,c	4,000,000
Massachusetts School Building Authority, Sales Tax		
Revenue (Putters Program) 3.12%		
(Insured; FSA and Liquidity Facility; PB Capital Corp.)	4,190,000 b,c	4,190,000
Millbury, GO Notes, BAN 3.18%, 1/20/2006	2,100,000	2,101,564
Milton, GO Notes, BAN 3.20%, 1/20/2006	6,620,000	6,624,478
Nashoba Valley Technical High School District,		
GO Notes, BAN 3.95%, 8/11/2006	760,000	765,631
Newburyport, GO Notes, BAN 3.96%, 4/28/2006	1,000,000	1,004,552
North Adams, GO Notes, BAN 3.50%, 2/24/2006	5,000,000	5,006,805
North Brookfield, GO Notes, BAN 3.71%, 4/19/2006	2,993,151	3,002,819
Pembroke, GO Notes, BAN 3.95%, 8/3/2006	2,303,315	2,320,291
Quincy, GO Notes, BAN 3.95%, 8/4/2006	5,822,666	5,858,649
Roaring Fork Municipal Products LLC, GO Notes		
3.08% (Insured; MBIA and Liquidity		
Facility; Bank of New York)	1,000,000 b,c	1,000,000
Salem, GO Notes, BAN 3.44%, 1/12/2006	3,700,000	3,702,871
Weymouth, GO Notes 4.48%		
3/1/2006 (Insured; AMBAC)	805,000	808,893
Woburn, GO Notes, BAN 4.44%, 10/6/2006	2,000,000	2,023,820
Total Investments (cost $170,325,104)	**107.9%**	**170,325,104**
Liabilities, Less Cash and Receivables	**(7.9%)**	**(12,508,319)**
Net Assets	**100.0%**	**157,816,785**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+, F1		MIG1, MIG1, P1		SP1+, SP1, A1+, A1	92.5
AAA, AA, A [d]		Aaa, Aa, A [d]		AAA, AA, A [d]	3.4
Not Rated [e]		Not Rated [e]		Not Rated [e]	4.1
					100.0

†   Based on total investments.

[a]   Purchased on a delayed delivery basis.

[b]   Securities payable on demand. Variable interest rate—subject to periodic change.

[c]   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $22,001,000 or 13.9% of net assets.

[d]   Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

[e]   Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	170,325,104	170,325,104
Interest receivable		1,070,216
Prepaid expenses		14,601
		171,409,921
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		73,996
Cash overdraft due to Custodian		8,708,969
Payable for investment securities purchased		4,746,928
Accrued expenses		63,243
		13,593,136
Net Assets ($)		**157,816,785**
Composition of Net Assets ($):		
Paid-in capital		157,816,377
Accumulated net realized gain (loss) on investments		408
Net Assets ($)		**157,816,785**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		157,835,114
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

	Ten Months Ended November 30, 2005[a]	Year Ended January 31, 2005
Investment Income ($):		
Interest Income	**3,151,520**	**2,031,432**
Expenses:		
Management fee–Note 2(a)	639,366	796,007
Shareholder servicing costs–Note 2(b)	84,717	117,022
Professional fees	54,056	46,753
Custodian fees	15,968	23,694
Prospectus and shareholders' reports	10,382	14,631
Registration fees	8,495	16,103
Trustees' fees and expenses–Note 2(c)	7,129	12,867
Miscellaneous	10,832	9,771
Total Expenses	**830,945**	**1,036,848**
Investment Income–Net	**2,320,575**	**994,584**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):		
Net realized gain (loss) on investments	2,200	–
Net unrealized appreciation (depreciation) on investments	(670)	670
Net Realized and Unrealized Gain (Loss) on Investments	**1,530**	**670**
Net Increase in Net Assets Resulting from Operations	**2,322,105**	**995,254**

[a] The fund has changed its fiscal year end from January 31 to November 30.
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Ten Months Ended November 30, 2005[a]	Year Ended January 31,	
		2005	2004
Operations ($):			
Investment income−net	2,320,575	994,584	1,038,400
Net realized gain (loss) on investments	2,200	−	2,571
Net unrealized appreciation (depreciation) on investments	(670)	670	−
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,322,105**	**995,254**	**1,040,971**
Dividends to Shareholders from ($):			
Investment income−net	**(2,320,575)**	**(994,584)**	**(1,038,400)**
Beneficial Interest Transactions ($1.00 per share):			
Net proceeds from shares sold	399,291,109	333,475,388	454,707,718
Dividends reinvested	1,410,505	552,910	505,308
Cost of shares redeemed	(380,178,332)	(384,968,879)	(490,439,728)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**20,523,282**	**(50,940,581)**	**(35,226,702)**
Total Increase (Decrease) in Net Assets	**20,524,812**	**(50,939,911)**	**(35,224,131)**
Net Assets ($):			
Beginning of Period	137,291,973	188,231,884	223,456,015
End of Period	**157,816,785**	**137,291,973**	**188,231,884**

[a] The fund has changed its fiscal year end from January 31 to November 30.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Ten Months Ended November 30, 2005[a] | Year Ended January 31, | | | | |
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.015	.006	.005	.009	.022	.034
Distributions:						
Dividends from investment income−net	(.015)	(.006)	(.005)	(.009)	(.022)	(.034)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.82[b]	.65	.48	.88	2.20	3.50
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.65[b]	.65	.62	.60	.58	.59
Ratio of net expenses to average net assets	.65[b]	.65	.62	.60	.58	.59
Ratio of net investment income to average net assets	1.81[b]	.62	.48	.88	2.15	3.44
Net Assets, end of period ($ x 1,000)	157,817	137,292	188,232	223,456	276,985	257,911

[a] The fund has changed its fiscal year end from January 31 to November 30.
[b] Annualized.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Massachusetts Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On August 2, 2005, the Board of Trustees approved a change in the fund's fiscal year end from January 31 to November 30.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005, January 31, 2005 and January 31, 2004, respectively, were all tax exempt income.

At November 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2005, the fund was charged $58,241 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $19,204 pursuant to the transfer agency agreement.

During the period ended November 30, 2005, the fund was charged $3,005 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $67,448, shareholder services plan fees $1,000, chief compliance officer fees $1,548 and transfer agency per account fees $4,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Massachusetts Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Massachusetts Municipal Money Market Fund, including the statement of investments, as of November 30, 2005 and the related statements of operations and changes in net assets and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2005 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Massachusetts Municipal Money Market Fund at November 30, 2005, and the results of its operations, the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 10, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal period ended November 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Massachusetts residents, Massachusetts personal income taxes).

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

David W. Burke (69)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

Gordon J. Davis (64)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 26

Joni Evans (63)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

———————————

Arnold S. Hiatt (78)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Director
• The A.M. Fund, Trustee

No. of Portfolios for which Board Member Serves: 15

———————————

Burton N. Wallack (55)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Samuel Chase, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Massachusetts Municipal
Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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